News Release
Kupol Project Update
Exploration and Feasibility Drill Results

Vancouver, September 23, 2004 - Bema Gold Corporation (TSX/AMEX: BGO, AIM: BAU) is pleased to announce further drilling results from the 2004 Kupol Project exploration and feasibility drilling program.

The highlights of the recent drilling program are: the extension of high grade mineralization 250 metres to the North at depth; the discovery of a new wide high grade vein in the recently discovered multiple veins in the North Zone; the discovery of a new high grade sub parallel or offset vein in the South; the discovery of a new high grade ore shoot in the Central Zone; and ongoing detail drilling in the Big Bend Zone continues to demonstrate strong continuity of the high grade zone.

North Zone

A total of 38 holes totalling 13,800 metres have been completed in the North Zone. Exploration drilling in the North Zone has extended high grade mineralization a further 250 metres to the North at depth. (See table for Holes 333 and 361) Infill drill hole 267 discovered a new wide high grade vein with an approximate true width of 20 metres vein averaging 31.3 g/t gold and 330.3 g/t silver. In addition, a number of holes (holes 268, 281, and 286 listed below) intersected multiple veins including the new wide vein.

Selected drill results are as follows:

North and N.Ext	FROM	TO	LENGTH	GOLD	SILVER
Hole #	(metres)	(metres)	(metres)	(g/t)	(g/t)
KP04-267	139.00	169.50	30.50	31.3	330.3
Plus	206.60	211.30	4.70	14.7	88.7
KP04-268	135.60	148.50	12.90	8.5	57.8
Plus	167.00	173.40	6.40	6.4	131.4
Plus	185.25	188.10	2.85	28.1	856.2
KP04-280	115.20	130.40	15.20	30.3	281.5
Plus	231.00	234.00	3.00	10.3	84.7
KP04-281	166.20	169.10	2.90	28.8	454.4
Plus	188.30	202.00	13.70	31.9	322.0
Plus	233.00	243.50	10.50	6.6	41.3
KP04-286	220.30	221.00	0.70	24.8	116.1
Plus	242.40	243.40	1.00	15.8	128.8
Plus	248.50	250.00	1.50	7.7	62.6
Plus	251.40	264.50	13.10	31.3	332.8
Plus	270.70	291.30	20.60	31.7	484.3

Plus	308.80	316.30	7.50	7.0	35.31
KP04-291	232.00	234.70	2.70	20.2	560.4
KP04-322	150.35	180.60	30.25	12.2	119.4
KP04-333	520.50	521.50	1.00	95.3	52.7
KP04-335	229.70	232.30	2.60	61.0	296.3
Plus	235.00	237.00	2.00	13.1	171.4
KP04-361	403.30	406.60	2.70	23.1	96.6
Plus	411.50	420.80	9.30	14.5	242.1

Central Zone

A total of 47 drill holes totalling 7,220 metres have been completed in the Central Zone. The drilling has discovered a new high grade ore shoot that is 150 to 200 metres long and extends to at least 175 metres below surface and remains open at depth. Holes from this ore shoot include holes 299 (71.6 g/t gold and 2,674 g/t silver over 8.5 metres), 296 (63.8 g/t gold and 426.9 g/t silver over 5 metres), 290 (22.2 g/t gold, 89.4 g/t silver over 3.6 metres), 298 (17.29 g/t gold, 143 g/t silver over 16.8 metres) and hole 303 (22 g/t gold and 400.5 g/t silver over 9.9 metres). Hole 300 (17.25 g/t gold and 539 g/t silver over 5.6 metres) was drilled in the previously discovered southern ore shoot in the Central Zone outlined in the last release. (August 12, 2004) This shoot also remains open at depth.

Selected drill results are as follows:

Central Zone	FROM	TO	LENGTH	GOLD	SILVER
Hole #	(metres)	(metres)	(metres)	(g/t)	(g/t)
KP04-287	47.20	48.00	0.80	39.7	990.4
Plus	63.25	68.00	4.75	19.0	205.6
KP04-290	127.00	130.60	3.60	22.2	89.4
KP04-296	17.20	22.20	5.00	63.8	426.9
KP04-297	172.85	188.60	15.75	15.9	251.1
KP04-298	79.00	95.80	16.80	17.2	143.1
KP04-299	154.50	163.00	8.50	71.6	2,674.5
KP04-300	204.80	210.40	5.60	17.2	539.3
KP04-303	132.50	142.40	9.90	22.0	400.5
KP04-318	19.70	36.00	16.30	13.2	151.5
KP04-323	68.00	73.20	5.20	11.2	242.4
KP04-354	141.90	145.60	3.70	11.4	340.5
KP04-364	106.10	113.20	7.10	16.4	62.0
Plus	133.6	137.7	4.10	26.0	836.0

South Zone

A total of 39 holes totaling 5,500 metres have been drilled in the South Zone to date in 2004. Hole 338 is the most significant of these holes as it contains 11.0 g/t gold and 182 g/t silver over 16.1 metres from 45.4 to 61.5 metres. This intersection is approximately 100 metres east of the expected location of the South Zone and may represent the continuation of the main vein from Big Bend offset by faulting to the east. If this is the case, then the South Zone and South Zone Extension drilling has not been on the main vein but on a southern continuation of another vein located west of the main structures. Drilling is ongoing.

Selected results are as follows:

South Zone	FROM	TO	LENGTH	GOLD	SILVER
Hole #	(metres)	(metres)	(metres)	(g/t)	(g/t)
KP04-283	25.80	29.00	3.20	18.9	86.4
KP04-288	169.70	170.35	0.65	20.5	222.8
Plus	177.50	180.50	3.00	13.3	368.4
Plus	194.00	197.60	3.60	17.2	198.9
KP04-294	52.70	55.20	2.50	23.2	156.3
KP04-334	51.30	52.60	1.30	22.4	140.2
KP04-338	45.40	61.50	16.10	11.01	181.7
Plus	183.40	188.70	5.30	18.4	167.1

Big Bend Zone

A total of 99 holes (including infill, geotech, metallurgical, and detailed drilling) totaling 13,800 metres have been completed in the Big Bend Zone. Significant infill results are in the table below and continue to confirm the high grades contained in the Big Bend Zone.

Detailed drilling is underway on a high grade portion of the Big Bend Zone on 5x10 metre centres along 100 metres of strike length and to 25 metres depth, to calculate dilution and to determine short range high grade continuity. Results to date (see table below) outline the strong grade continuity in the high grade portion of Big Bend.

In addition, as mentioned in the last release, as part of the dilution and grade continuity exercise, 700 metres of Big Bend and South Zone have been exposed along strike on surface through trenching. Samples have been taken across the vein every 5 metres. Results again indicate strong grade continuity.

Big Bend infill drilling results are as follows:

Big Bend	FROM	TO	LENGTH	GOLD	SILVER
Hole #	(metres)	(metres)	(metres)	(g/t)	(g/t)
KP04-264	194.50	201.00	6.50	25.9	300.7

KP04-266	85.95	97.70	11.75	31.5	324.3
Plus	102.20	109.25	7.05	37.1	105.8
KP04-269	59.35	67.40	8.05	45.7	387.5
KP04-282	90.70	99.90	9.20	72.8	832.0
KP04-285	157.20	162.60	5.40	112.4	1,493.3
KP04-289	295.25	307.00	11.75	30.1	705.9
KP04-317	154.50	159.70	5.20	14.3	101.7
KP04-339	203.25	214.15	10.90	16.3	381.3
KP04-351	144.25	150.20	5.95	114.3	1103.8
KP04-357	243.00	250.45	7.45	31.7	531.8

Big Bend Detailed Drilling results are as follows:

KP04-272	3.80	12.80	9.00	143.1	1,288.1
KP04-273	13.50	21.05	7.55	184.1	1,231.1
KP04-274	6.70	15.50	8.80	70.5	736.1
KP04-275	10.10	21.20	11.10	120.9	702.6
KP04-276	5.10	15.90	10.80	40.0	402.7
KP04-277	9.80	27.95	18.15	56.0	392.4
KP04-278	0.00	13.78	13.78	36.5	362.6
KP04-304	21.00	27.10	6.10	59.1	655.8
KP04-305	22.50	31.40	8.90	55.4	537.5
Plus	37.00	37.70	0.70	27.1	321.5
KP04-306	16.15	22.00	5.85	94.0	996.7
Plus	23.85	26.40	2.55	27.5	208.3
KP04-307	18.40	36.75	18.35	51.9	552.0
KP04-308	15.50	31.50	16.00	41.8	443.3
KP04-310	10.20	20.30	10.10	85.8	708.2
KP04-311	16.00	30.10	14.10	73.2	697.5
KP04-312	18.70	44.90	26.20	28.7	265.4
KP04-325	6.45	10.85	4.40	39.7	255.9
KP04-326A	11.60	13.00	1.40	76.7	1266.5
Plus	17.00	32.25	15.25	55.7	492.5
KP04-327	4.50	13.55	9.05	68.1	332.5
KP04-328	5.45	16.60	11.15	53.2	348.0
KP04-329	21.70	35.00	13.30	47.5	432.0
KP04-330	30.80	43.90	13.10	31.4	296.4
KP04-331	18.20	24.70	6.50	51.7	348.2

KP04-332	22.90	32.50	9.60	71.1	1048.4
KP04-341	8.00	20.50	12.50	38.1	299.9
KP04-342	5.30	16.30	11.00	63.5	389.3
KP04-343	17.50	25.75	8.25	87.7	323.4
KP04-344	24.20	33.40	9.20	67.6	360.1
KP04-345	14.10	21.00	6.90	72.3	571.1
KP04-346	12.00	28.40	16.40	99.8	978.5
KP04-347	15.50	32.50	17.00	47.2	403.8

Additional Big Bend trenching detailed results are as follows:

	FROM	TO	LENGTH	GOLD	SILVER
Hole #	(metres)	(metres)	(metres)	(g/t)	(g/t)
TP90850.1	0.00	2.08	2.08	10.7	96.7
TP90850.2	0.52	0.91	0.39	6.9	73.80
TP90860	0.00	3.25	3.25	20.01	133.3
TP90870	0.75	3.41	2.66	7.9	47.5
TP90880.1	1.25	2.57	1.32	17.6	77.2
TP90890	1.42	6.61	5.19	49.0	212.7
TP90900	1.43	4.93	3.50	88.9	706.6
TP90910	1.46	4.10	2.64	40.0	535.9
TP90920.1	2.01	4.46	2.45	36.40	284.6
TP90930.1	1.76	6.72	4.96	65.8	558.8
TP90940.1	2.41	7.01	4.60	52.5	486.3
TP91010.2	1.87	7.42	5.55	52.50	454.9
TP91020	0.97	7.37	6.40	64.3	614.0
TP91035	1.02	8.36	7.34	28.40	348.8
TP91040	1.11	8.73	7.62	83.2	403.7
TP91045	0.00	9.63	9.63	68.3	767.3
TP91050	0.50	10.43	9.93	49.8	498.4

Drilling is ongoing at Kupol. The current plan is to complete infill drilling in early October and apply all seven drill rigs to exploration for the month of October, focusing on the newly discovered vein to the South, the North and North Extension Zone and parallel veins. Three rigs will continue exploration drilling through the end of Novemeber.

The following table shows the location of the drill holes drilled to date.

HOLE-ID	LOCATION X	LOCATION Y	LOCATION Z	LENGTH	SECTION	AZIMUTH	DIP
KP04-264	77,100.56	90,700.21	566.04	270.0	90700	271.4	-55.4
KP04-265	77,083.82	90,875.11	594.03	96.5	90875	268.4	-55.0
KP04-266	77,114.44	91,012.64	618.23	133.5	91025	273.8	-57.0
KP04-267	77,132.11	92,350.10	604.27	248.0	92350	271.6	-55.1
KP04-268	77,077.34	92,250.05	616.54	236.0	92250	266.4	-53.6
KP04-269	77,099.42	91,050.08	627.44	94.8	91050	273.4	-54.4
KP04-270	76,910.01	90,499.67	556.76	76.0	90500	272.3	-54.9
KP04-271	77,158.05	90,950.33	607.97	158.4	90950	274.7	-64.1
KP04-271A	77,158.05	90,952.15	607.81	6.0	90950	273.0	-64.9
KP04-272	77,053.76	90,949.83	609.25	22.0	90950	269.3	-44.5
KP04-273	77,054.82	90,949.83	609.28	27.0	90950	270.1	-61.6
KP04-274	77,056.42	90,960.14	610.59	21.0	90950	272.6	-43.4
KP04-275	77,057.27	90,960.12	610.69	28.5	90960	273.3	-58.6
KP04-276	77,058.67	90,969.97	612.03	24.0	90970	270.9	-43.1
KP04-277	77,059.32	90,970.03	611.56	33.5	90970	276.9	-68.8
KP04-278	77,058.68	90,980.07	613.05	130.0	90980	270.1	-42.7
KP04-279	77,160.53	91,413.02	657.19	155.0	91413	269.7	-54.4
KP04-280	77,077.66	92,250.06	616.68	266.0	92250	266.8	-63.2
KP04-281	77,131.91	92,350.10	604.05	285.5	92350	271.6	-60.4
KP04-282	77,096.05	90,924.63	604.52	120.0	90925	270.9	-53.8
KP04-283	76,989.65	90,549.03	555.38	162.0	90550	271.3	-54.9
KP04-284	77,144.83	92,250.15	615.95	397.0	92250	269.8	-64.3
KP04-285	77,096.42	90,924.59	604.40	185.0	90925	270.5	-73.8
KP04-286	77,132.20	92,350.07	604.12	335.0	92350	272.6	-69.6
KP04-287	77,077.17	91,874.84	654.49	88.6	91875	269.5	-53.6
KP04-288	77,063.43	90,597.78	554.96	282.0	90600	269.5	-53.5
KP04-289	76,910.70	91,149.86	652.43	327.0	91150	91.4	-45.7
KP04-290	77,134.17	91,874.78	653.13	165.5	91875	271.9	-55.1
KP04-291	76,837.49	92,174.85	665.54	332.0	92175	91.1	-50.1
KP04-292	76,859.11	91,924.96	679.56	329.0	91925	91.0	-45.0
KP04-293	76,845.73	90,579.83	572.02	193.0	90580	87.8	-46.3
KP04-294	77,002.24	90,575.14	557.05	165.0	90575	273.0	-55.9
KP04-295	76,868.00	91,150.00	650.00	31.0	91150	90.0	-47.0
KP04-295A	76,869.02	91,151.20	651.89	451.8	91150	87.3	-46.5
KP04-296	77,052.08	91,924.67	653.25	68.4	91925	266.5	-55.4
KP04-297	76,969.66	91,306.84	661.11	198.5	91307	89.9	-48.8
KP04-298	77,096.57	91,924.63	648.46	123.6	91925	275.3	-54.8
KP04-299	77,158.29	91,850.07	653.58	224.0	91850	268.7	-59.3
KP04-300	76,978.04	91,524.98	668.25	269.0	91525	91.1	-51.9
KP04-301	76,848.75	90,499.82	555.65	240.0	90500	88.5	-46.8
KP04-302	77,169.38	91,462.42	655.79	158.0	91475	270.7	-54.6
KP04-303	77,134.14	91,924.33	643.83	175.1	91925	273.5	-54.3
KP04-304	77,060.26	90,950.02	608.35	35.5	90950	281.6	-54.0
KP04-305	77,060.26	90,950.02	608.35	41.0	90950	281.6	-60.7
KP04-306	77,060.26	90,959.97	609.07	32.0	90960	270.2	-53.9
KP04-307	77,060.60	90,959.91	609.18	41.0	90960	269.9	-63.3
KP04-308	77,064.91	90,970.13	609.96	37.5	90970	276.1	-56.4
KP04-309	77,065.29	90,970.12	609.93	59.5	90970	275.9	-65.0
KP04-310	77,064.74	90,979.92	611.28	50.0	90980	270.2	-45.2

KP04-311	77,065.53	90,979.92	611.21	38.0	90980	270.3	-60.9
KP04-312	77,065.62	90,979.92	611.11	48.0	90980	271.5	-70.6
KP04-313	77,223.39	91,324.68	655.25	41.0	91325	269.9	-51.1
KP04-313A	77,224.08	91,324.70	655.17	275.0	91325	270.3	-61.5
KP04-314	76,979.84	90,600.17	563.26	120.8	90600	275.3	-53.0
KP04-315	77,091.46	90,975.05	609.98	100.0	90975	272.0	-53.7
KP04-316	77,122.97	92,450.57	590.70	170.0	92450	273.9	-51.3
KP04-317	76,927.40	90,619.50	578.13	185.0	N/A	37.0	-42.6
KP04-318	77,051.86	91,973.48	646.77	72.5	91975	273.4	-54.3
KP04-319	77,073.94	92,200.20	621.67	220.0	92200	270.3	-62.8
KP04-320	76,899.80	90,834.86	627.72	160.0	90835	89.6	-49.8
KP04-321	76,947.52	90,599.98	572.18	80.0	90600	278.3	-54.0
KP04-322	77,123.74	92,450.70	590.76	230.0	92450	271.0	-64.3
KP04-323	77,082.40	91,999.51	642.56	120.0	92000	268.0	-55.2
KP04-324	76,947.11	90,836.08	623.17	100.0	90835	267.0	-60.9
KP04-325	77,065.41	91,009.97	618.14	14.4	91010	271.0	-44.7
KP04-326	77,065.89	91,009.94	618.22	40.0	91010	270.8	-59.0
KP04-326A	77,065.96	91,009.97	618.21	42.0	91010	272.3	-62.4
KP04-327	77,061.07	91,019.76	620.09	18.0	91020	271.5	-44.7
KP04-328	77,061.61	91,019.78	619.99	31.5	91020	271.5	-59.9
KP04-329	77,070.83	91,009.93	618.03	42.0	91010	271.9	-57.0
KP04-330	77,071.37	91,009.90	618.04	48.0	91010	270.5	-67.0
KP04-331	77,070.96	91,019.85	619.51	31.5	91020	272.2	-43.4
KP04-332	77,070.46	91,019.85	619.62	37.5	91020	272.2	-56.0
KP04-333	77,354.47	92,850.06	538.52	620.0	92850	267.2	-60.0
KP04-334	76,979.11	90,400.20	534.94	150.0	90400	269.0	-54.1
KP04-335	77,092.42	92,200.22	621.98	362.0	92200	268.0	-64.2
KP04-336	76,997.46	90,625.44	563.08	125.0	90625	276.8	-55.3
KP04-337	77,028.27	92,074.75	640.17	53.5	92075	266.4	-56.0
KP04-338	77,011.62	90,449.83	538.84	264.7	90450	269.5	-54.3
KP04-339	77,166.43	90,862.47	591.91	235.0	90863	271.6	-58.7
KP04-340	77,120.25	92,200.18	621.74	408.5	92200	262.3	-64.9
KP04-341	77,062.95	91,050.21	628.28	36.0	91050	272.5	-61.1
KP04-342	77,071.62	91,049.91	628.20	25.0	91050	273.9	-43.2
KP04-343	77,062.02	91,050.15	628.31	28.3	91050	272.5	-43.5
KP04-344	77,072.53	91,049.83	628.39	40.5	91050	273.9	-61.2
KP04-345	77,065.32	91,009.89	618.52	31.5	91010	274.8	-43.0
KP04-346	77,064.95	90,979.89	610.53	42.0	90980	274.3	-58.0
KP04-347	77,065.34	90,979.79	610.41	47.5	90980	274.2	-71.2
KP04-348	77,084.00	92,300.00	609.00	In progress	92300	270.0	-52.0
KP04-349	77,074.97	92,074.64	634.60	140.0	92075	269.1	-53.7
KP04-350	76,827.98	90,275.75	547.48	81.0	90275	271.0	-55.7
KP04-351	77,148.08	90,862.42	591.33	199.0	90863	267.7	-48.2
KP04-352	77,069.82	90,457.09	537.44	400.0	90450	267.0	-60.1
KP04-353	76,989.80	90,639.48	564.52	26.9	90640	276.9	-54.7
KP04-354	77,116.67	92,049.82	635.51	192.0	92050	265.0	-54.7
KP04-355	77,107.85	90,899.73	598.01	139.5	90900	270.7	-54.9
KP04-356	76,992.51	90,639.27	564.40	42.0	90640	278.5	-67.0
KP04-357	77,228.56	91,050.00	634.07	267.0	91050	272.5	-50.4
KP04-358	77,120.52	92,201.83	622.21	389.0	92200	261.5	-67.0
KP04-359	76,995.61	90,638.95	564.43	73.5	90640	278.1	-54.9
KP04-360	76,998.58	90,638.66	564.44	60.0	90640	273.3	-55.3
KP04-361	77,334.78	92,950.32	511.21	494.0	92950	271.5	-55.3

KP04-362	76,988.43	90,639.09	564.56	34.0	90640	274.2	-47.9
KP04-363	77,262.65	91,400.11	650.42	320.0	91400	265.8	-58.9
KP04-364	77,099.31	92,087.85	632.12	190.0	92088	272.4	-54.7
KP04-365	76,991.54	90,649.50	565.29	60.8	90650	274.5	-54.3

All results released in this news release have been validated by BSDlO. Quality Control Program ("QC") which has been designed in concert with an independent consultant to meet or exceed the requirements of N1 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling. Tom Garagan, Vice President of Exploration for Bema Gold Corporation, is the Qualified Person for this exploration project.

The Kupol project is a joint venture between Bema and the Government of Chukotka. Bema has the option to earn a 75% interest in the property from the Government.

"Clive T. Johnson"
Chairman, C.E.O., & President

On Behalf of BEMA GOLD CORPORATION

For further information please contact Bema Gold:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

Bema Gold Corporation trades on the Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO. Bema shares also trade on the London Stock Exchange's Alternative Investment Market(AIM). Symbol: BAU.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding annual gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2003, which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2003, which is an exhibit to the Company's Form 40-F and is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.